

*PRESS RELEASE*
*FOR IMMEDIATE PUBLICATION*                                    *EXHIBIT 99.1*

## TIW ANNOUNCES SALE AND PURCHASE ARRANGEMENTS
## FOR HOLDERS OF LESS THAN 100 SHARES

**Montréal, Canada, December 9, 2003** – Telesystem International Wireless Inc. ("TIW" or the "Company") today announces programs that enable its registered and beneficial shareholders who own 99 or fewer common shares of record as of December 8, 2003, to sell or purchase shares without incurring any brokerage commission.  The programs are voluntary and will be executed through the Toronto Stock Exchange.

The program material will be mailed on or about December 10, 2003, to the registered and beneficial holders of 99 or fewer common shares.  The programs will expire on January 26, 2004, unless extended.   Both registered and beneficial holders of shares held in nominee form are eligible to participate.  The programs allow eligible shareholders to sell all, but not less than all, of their shares or to purchase additional shares needed to achieve a "board-lot" of exactly 100 shares of TIW.   Shareholders participating in the programs will not incur any brokerage commissions.

While TIW has developed these programs to assist eligible shareholders in selling or purchasing shares in a convenient and inexpensive manner, the Company makes no recommendation as to whether or not a shareholder should participate.   The decision to participate should be based upon a shareholder's particular financial circumstances.  Eligible shareholders may wish to obtain advice from their broker or financial advisor as to the advisability of participating.

TIW has retained Computershare Trust Company of Canada ("Computershare") to manage the programs and handle share transactions and payment.   Questions should be directed to Computershare at:

Toll free (Canada and US): 1-800-564-6253
International:              1-514-982-7800
Hours of Operation:        8:30 a.m. – 8:00 p.m. EST



**About TIW**

TIW is a leading cellular operator in Central and Eastern Europe with almost 4.6 million managed subscribers.  TIW is the market leader in Romania through MobiFon and is active in the Czech Republic through Český Mobil a.s.  TIW's shares are listed on the Toronto Stock Exchange ("TIW") and NASDAQ ("TIWI").

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**FOR INFORMATION:**

**INVESTORS:**

JACQUES LACROIX
Telesystem International Wireless Inc.
☎ (514) 673-8466
jlacroix@tiw.ca

Our web site address is: www.tiw.ca